Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Tim Ahern Vice President – International and New York

February 14, 2013

Team,

Today’s announcement is truly a momentous occasion for our airline. Along with our colleagues at US Airways, we plan to create a premier global carrier and bring additional benefits to our people and our customers.

Our team has worked hard to strengthen our airline through the past year, evident through improved operations, fleet renewal efforts, airline modernization and the reveal of our innovative new look. And belonging to a bigger, even stronger airline with a broader network will mean more opportunities for all of us.

As we’ve worked to expand our network, our people in Europe and Asia have been key to making success a reality. In Europe, we’ve announced additional flying from Dusseldorf to Chicago, and a codeshare addition with airberlin. Service from Dublin to New York Kennedy with our joint business partners, British Airways and Iberia, will begin in June. In May, we’ll expand our presence in the Pacific as we launch American’s first service to Seoul from Dallas/Fort Worth. And we look forward to using our new 777-300ERs for service from Dallas/Fort Worth and New York Kennedy to London Heathrow. As we combine to create the world’s largest airline, your professionalism and service are going to be more important than ever.

Upon completion of the merger, the combined airline will offer an expanded network and a wider customer base, which means more opportunities for our people. We’ll be in a better position to compete and win against Delta, United and other global carriers, which will bring long-term stability. And the combined new American will offer enhanced connectivity with our oneworld Alliance partners.

You won’t see a lot of merger-related changes in the immediate future. American and US Airways will continue to operate as separate carriers while we seek U.S. regulatory and US Airways shareholder approval of the merger, and Bankruptcy Court approval on our Plan of Reorganization; we expect these in the third quarter of 2013.

There is still a lot of work to be done. Using previous airline mergers as a guide, the entire process to integrate the two companies, departments, operations and workforces could easily take up to two years after closing to complete. As we move through that process, plans for our international team will vary, as any changes we make will need to take into account the unique labor and legal frameworks of each country.

We will be communicating throughout this process to keep you informed. I encourage you to utilize the new Jetnet, where you can find updates on the new American.

Throughout this process, it’s safe to say you will be instrumental in making this merger a success. Now is the time to focus on the work ahead and put our best efforts into a smooth integration. That will mean adapting to change even as we continue to run a great operation and keep our customers safe and happy, and you are our representatives of that around the globe. Thank you for the commitment you show to our airline, our customers and your colleagues every day.

Sincerely,

Tim Ahern

2 Park Avenue, Suite 1100 New York, NY 10016 tim.ahern@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

2 Park Avenue, Suite 1100 New York, NY 10016 tim.ahern@aa.com